

October 11, 2016

<u>Via E-mail</u>
Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
65 East 55th Street
New York, NY 10022

     Re: Depomed, Inc.
             Revised Preliminary Proxy Statement filed on Schedule 14A filed by
              Starboard Value LP, et al.
             Filed on October 5, 2016
             File No. 001-13111

Dear Mr. Freedman:

     We have reviewed the above-captioned filing and have the following comment.

<u>Solicitation of Proxies; Expenses, page 33</u>

1. We note that the entire expense of soliciting proxies is being borne by Starboard. Please state whether reimbursement will be sought from Depomed, and if so, whether the question of such reimbursement will be submitted to a vote of security holders. Also revise to state the total amount of expenditures to date, as that amount is known. Refer to Item 4(b)(4) and (5) of Schedule 14A.

     You may contact me at (202) 551-3792 with any questions.

                                Sincerely,

                                /s/ Jennifer López

                                Jennifer López
                                Attorney-Adviser
                                Office of Mergers & Acquisitions